

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2016

Mail Stop 4631

<u>Via E-mail</u>
Carl J. Lukach
Executive Vice President
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

     Re: **Univar, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed March 3, 2016
           File No. 1-37443

Dear Mr. Lukach:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Branch Chief
                          Office of Manufacturing and
                          Construction